File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                          ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30, 2005	March 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$254,697	$341,277
Accounts receivable	297,418	229,234
Inventories	266,899	175,986
Other current assets	55,695	50,364

Total current assets	874,709	796,861
Investments	16,703	16,793
Property, plant and equipment	62,895	52,656
Goodwill	135,298	134,286
Other intangible assets	13,495	15,816
Other assets	2,042	2,460

Total assets	$1,105,142	$1,018,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$109,991	$9,875
Accounts payable	243,051	177,748
Accrued liabilities	156,633	156,575

Total current liabilities	509,675	344,198
Long-term debt	25	147,788
Other liabilities	665	737

Total liabilities	510,365	492,723

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF .5 - 115,803,310 authorized, 35,780,930 conditionally authorized, 95,803,310 issued and outstanding at September 30, 2005 and March 31, 2005	33,370	33,370
Additional paid-in capital	116,221	125,745
Less registered shares in treasury, at cost, 5,681,867 at September 30, 2005 and 7,321,094 at March 31, 2005	(153,949)	(173,728)
Retained earnings	643,287	584,653
Accumulated other comprehensive loss	(44,152)	(43,891)

Total shareholders’ equity	594,777	526,149

Total liabilities and shareholders’ equity	$1,105,142	$1,018,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2005	2004	2005	2004
		(Unaudited)
Net sales	$422,101	$329,568	$756,803	$596,162
Cost of goods sold	289,739	220,299	517,069	396,027

Gross profit	132,362	109,269	239,734	200,135
Operating expenses:
Marketing and selling	57,703	49,233	103,996	88,802
Research and development	21,491	17,503	42,509	34,182
General and administrative	14,928	12,986	29,762	26,028

Total operating expenses	94,122	79,722	176,267	149,012
Operating income	38,240	29,547	63,467	51,123
Interest income (expense), net	693	(225)	1,278	(515)
Other income, net	3,203	1,253	3,437	2,149

Income before income taxes	42,136	30,575	68,182	52,757
Provision for income taxes	5,899	4,586	9,548	7,913

Net income	$36,237	$25,989	$58,634	$44,844

Net income per share and ADS:
Basic	$.41	$.29	$.66	$.50
Diluted	$.37	$.27	$.60	$.47

Shares used to compute net income per share and ADS:
Basic	88,689	88,224	88,571	88,948
Diluted	99,835	98,438	99,456	99,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six months ended September 30,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$58,634	$44,844
Non-cash items included in net income:
Depreciation	15,755	12,156
Amortization of other intangible assets	2,321	2,981
Deferred income taxes and other	2,622	129
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(74,518)	(6,158)
Inventories	(95,057)	(57,577)
Other assets	(6,281)	7,323
Accounts payable	67,385	16,189
Accrued liabilities	(882)	12,067

Net cash provided by (used in) operating activities	(30,021)	31,954

Cash flows from investing activities:
Purchases of property, plant and equipment	(24,086)	(18,328)
Acquisitions and investments, net of cash acquired	89	(30,357)

Net cash used in investing activities	(23,997)	(48,685)

Cash flows from financing activities:
Repayments of short and long-term debt	(73)	(4,463)
Purchases of treasury shares	(52,994)	(91,932)
Proceeds from sale of shares upon exercise of options and rights	25,672	13,300

Net cash used in financing activities	(27,395)	(83,095)

Effect of exchange rate changes on cash and cash equivalents	(5,167)	(1,450)

Net decrease in cash and cash equivalents	(86,580)	(101,276)
Cash and cash equivalents at beginning of period	341,277	294,753

Cash and cash equivalents at end of period	$254,697	$193,477

Supplemental cash flow information:
Interest paid	$1,495	$1,479
Income taxes paid	$4,034	$2,696

Non-cash financing activity:
Conversion of convertible debt to registered shares	$37,351	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Basis of Presentation:

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2005 included in its Annual Report on Form 20-F. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three and six month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006.

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic net income per share and ADS is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share and ADS is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method.

The computations of basic and diluted net income per share and ADS for the Company were as follows (in thousands except per share amounts):

	Three months ended September 30,		Six months ended September 30,
	2005	2004	2005	2004
Net income - basic	$36,237	$25,989	$58,634	$44,844
Interest expense on convertible debt, net of income taxes	631	691	1,395	1,412

Net income - diluted	$36,868	$26,680	$60,029	$46,256

Weighted average shares - basic	88,689	88,224	88,571	88,948
Effect of potentially dilutive stock options	5,906	4,765	5,539	4,897
Effect of potentially dilutive convertible debt	5,240	5,449	5,346	5,449

Weighted average shares - diluted	99,835	98,438	99,456	99,294

Net income per share and ADS - basic	$.41	$.29	$.66	$.50

Net income per share and ADS - diluted	$.37	$.27	$.60	$.47

Share equivalents attributable to outstanding stock options of 462,764 and 2,644,478 for the three months ended September 30, 2005 and 2004, and 511,248 and 1,836,422 for the six months ended September 30, 2005 and 2004, were excluded from the calculation of diluted net income per share and ADS because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Note 4 — Balance Sheet Components:

The following provides the components of certain balance sheet amounts (in thousands):

	September 30, 2005	March 31, 2005
Accounts receivable:
Accounts receivable	$ 352,573	$ 274,538
Allowance for doubtful accounts	(6,112)	(5,166)
Allowance for customer programs and returns	(49,043)	(40,138)

	$ 297,418	$ 229,234

Inventories:
Raw materials	$ 61,328	$ 39,162
Work-in-process	420	572
Finished goods	205,151	136,252

	$ 266,899	$ 175,986

Other current assets:
Tax and VAT refund receivables	$ 17,305	$ 13,384
Deferred taxes	22,704	23,446
Prepaid expenses and other	15,686	13,534

	$ 55,695	$ 50,364

Property, plant and equipment:
Land	$ 2,999	$ 2,017
Plant and buildings	34,742	21,558
Equipment	92,157	82,698
Computer equipment and software	65,431	63,110
Construction-in-progress	7,988	16,136

	203,317	185,519
Less: accumulated depreciation	(140,422)	(132,863)

	$ 62,895	$ 52,656

Other assets:
Debt issuance costs	$ 271	$ 651
Deposits and other	1,771	1,809

	$ 2,042	$ 2,460

Note 5 — Goodwill and Other Intangible Assets:

During the six months ended September 30, 2005, changes in the carrying amount of goodwill were related to foreign currency adjustments.

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	September 30, 2005			March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,898	$(12,473)	$ 4,425	$16,902	$(11,450)	$ 5,452
Technology	25,423	(16,793)	8,630	25,423	(15,559)	9,864
Customer contracts	600	(160)	440	600	(100)	500

	$42,921	$(29,426)	$13,495	$42,925	$(27,109)	$15,816

For the three months ended September 30, 2005 and 2004, amortization expense for other intangible assets was $1.1 million and $1.6 million. For the six months ended September 30, 2005 and 2004, amortization expense for other intangible assets was $2.3 million and $3.0 million. The Company expects that amortization expense for the six-month period ending March 31, 2006 will be $2.3 million, and annual amortization expense for fiscal years ending 2007, 2008, 2009 and 2010 will be $3.9 million, $2.5 million, $1.6 million and $0.7 million; and $2.5 million in total thereafter.

Note 6 — Convertible Debt:

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan.

On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with their terms. The redemption date is November 11, 2005. Bondholders may convert their bonds at any time prior to November 4, 2005 into Logitech registered shares at the conversion price of CHF 31.20 per share ($24.14 based on exchange rates at September 30, 2005). The market price per share at September 30, 2005 was CHF 52.35 ($40.51 based on exchange rates at September 30, 2005). On November 11, 2005, bondholders who have not converted their bonds will receive approximately CHF 1,048 for each CHF 1,000 principal amount of bonds still outstanding.

As of September 30, 2005, bonds with an aggregate principle amount of CHF 45.3 million had been converted into 1,451,916 Logitech registered shares. The fair value of the remaining outstanding convertible bonds as of September 30, 2005 based upon quoted market value was CHF 206.8 million ($160.0 million). The carrying amount of the convertible bonds, classified as short-term debt at September 30, 2005, was CHF 130.1 million ($100.7 million). As of November 4, 2005, bonds with an aggregate principal amount of CHF 170.0 million have been presented for conversion into approximately 5,448,693 Logitech registered shares.

Note 7 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and six months ended September 30, 2005 and 2004 was as follows (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2005	2004	2005	2004
Net income	$36,237	$25,989	$58,634	$44,844
Other comprehensive income (loss):
Cumulative translation adjustment	(1,595)	2,731	(1,300)	(1,542)
Deferred realized hedging gains (losses)	106	(750)	1,039	(390)

Comprehensive income	$34,748	$27,970	$58,373	$42,912

Note 8 — Shareholders’ Equity:

Stock Split

In June 2005, the Company’s shareholders approved a two-for-one split of Logitech’s shares and ADSs, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to this stock split.

Share Repurchases

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250.0 million (approximately $200.0 million based on exchange rates at the date of announcement), the Company repurchased 1,601,000 shares for approximately $53.0 million in open market transactions during the six months ended September 30, 2005. At September 30, 2005, the Company had repurchased a total of 7,151,000 shares for approximately $187.5 million in open market transactions under this program. The program expires at the date of the Company’s 2006 Annual General Meeting at the latest.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300.0 million (approximately $235.0 million based on exchange rates on the date of announcement). The Company expects to begin the new share buyback program in November 2005, after the current share buyback program is completed and the required program approval is received from the Swiss Takeover Board.

Stock-Based Compensation

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock-based compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Three months ended September 30,		Six months ended September 30,
	2005	2004	2005	2004
Net income:
As reported	$36,237	$25,989	$58,634	$44,844
Deduct: Total stock-based compensation expense using the fair value method, net of tax	(3,010)	(4,993)	(7,277)	(9,040)

Pro forma net income	$33,227	$20,996	$51,357	$35,804

Basic net income per share and ADS:
As reported	$.41	$.29	$.66	$.50
Pro forma	$.37	$.24	$.58	$.40
Diluted net income per share and ADS:
As reported	$.37	$.27	$.60	$.47
Pro forma	$.34	$.22	$.53	$.37

The fair value of employee stock options granted and shares purchased under the Company’s option and purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Three months ended September 30,				Six months ended September 30,
	2005	2004	2005	2004	2005	2004	2005	2004
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	3.7 years	3.5 years	6 months	6 months	3.7 years	3.5 years
Expected volatility	24%	30%	47%	58%	24%	39%	47%	58%
Risk-free interest rate	3.25%	2.15%	4.18%	3.04%	3.25%	1.59%	4.10%	3.07%
Weighted average fair value per grant	$7.74	$5.44	$15.74	$9.91	$7.74	$5.84	$14.99	$9.99

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principals Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed above pursuant to the pro forma provisions of SFAS 123.

Note 9 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three and six months ended September 30, 2005 and 2004. The notional amount of foreign exchange forward contracts outstanding at September 30, 2005 and 2004 was $45.2 million and $20.4 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $0.4 million at September 30, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net gains reclassified to cost of goods sold during the three and six months ended September 30, 2005 were $0.8 million and $1.1 million. Realized net gains reclassified to cost of goods sold during the three and six months ended September 30, 2004 were $0.3 million and $0.1 million.

The Company also enters into foreign exchange forward contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange forward contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange forward contracts outstanding at September 30, 2005 was $4.8 million. There were no foreign exchange forward contracts outstanding at September 30, 2004. There were no foreign exchange swap contracts outstanding at September 30, 2005 and 2004. Unrealized losses on the contracts recorded in accumulated other comprehensive loss were immaterial at September 30, 2005.

Note 10 — Commitments and Contingencies:

At September 30, 2005, fixed purchase commitments for capital expenditures amounted to $10.2 million, primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At September 30, 2005, fixed purchase commitments for inventory amounted to $179.1 million. The Company also had other commitments totaling $1.8 million for consulting and other services, for participation in an investment partnership, and for marketing and advertising arrangements.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly vary. At September 30, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $2.1 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. At September 30, 2005, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

The Company acquired Intrigue Technologies, Inc. (“Intrigue”), a privately-held provider of advanced remote controls, in May 2004. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during a revenue measurement period, which is any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with the net sales level in the revenue measurement period, up to 27% at the highest net sales level with higher percentages related to some lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. The deferred payments, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008.

Certain of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered electrical and electronic products. EU member states were to enact national legislation implementing the WEEE Directive by August 2004, with producers becoming financially responsible for collection, recycling and disposal costs beginning in August 2005. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2006. The Company is currently evaluating the impact of compliance with the WEEE directive, however until sufficient national legislations are available for interpretation, it is not possible to estimate the financial impact of compliance.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 11 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for PCs and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, composed primarily of fixed assets and investments, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2005	2004	2005	2004
Europe	$200,256	$153,295	$353,074	$279,879
North America	158,952	128,581	279,082	218,277
Asia Pacific	62,893	47,692	124,647	98,006

Total net sales	$422,101	$329,568	$756,803	$596,162

Long-lived assets by geographic region were as follows (in thousands):

	September 30, 2005	March 31, 2005
Europe	$28,166	$28,317
North America	17,277	16,069
Asia Pacific	36,197	27,523

Total long-lived assets	$81,640	$71,909

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headphones, speakers and other accessories for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of Logitech’s competitors are well established with substantial resources, others are less established and compete at lower price points. These markets are characterized by aggressive promotional and pricing practices, rapidly changing technology and evolving customer demands. In order to remain competitive, the Company recognizes that continued investment in product research and development is critical to driving innovation with new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening market leadership. Logitech has historically targeted peripherals for the PC platform. While the Company remains focused on strengthening its market leadership in the PC market, it has also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment and digital music systems.

Over the last several years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products, and pursuing new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories. In fiscal year 2005, the Company expanded its offerings to include advanced remote controls through its acquisition of Intrigue Technologies, Inc.

For the second quarter of fiscal year 2006, net sales grew 28% to $422.1 million and net income grew 39% to $36.2 million compared with the same quarter in fiscal year 2005. For the six months ended September 30, 2005, net sales grew 27% to $756.8 million and net income grew 31% to $58.6 million compared with the six months ended September 30, 2004. The Company’s retail business again delivered strong growth, with net sales increasing 28% over the preceding fiscal year to $653.1 million for the six months ended September 30, 2005. The growth in retail sales was driven by continued strong growth in audio sales and strong growth in the video and console gaming categories. Fueled by robust sales of mice, Logitech’s OEM business complemented the retail sales growth, increasing 18% over the preceding fiscal year to $103.7 million for the six months ended September 30, 2005.

Operating expenses increased 18% for both the quarter and the six months of fiscal year 2006 over the same periods in fiscal year 2005. The growth in operating expenses was less than the growth in gross profit, which increased 21% for the quarter and 20% for the six months, compared with the previous fiscal year.

Results of Operations

Three Months Ended September 30, 2005 Compared with Three Months Ended September 30, 2004

Net Sales

Net sales by channel and product family for the three months ended September 30, 2005 and 2004 were as follows (in thousands):

	Three months ended September 30,
	2005	2004	Change %
Net sales by channel:
Retail	$368,757	$284,924	29%
OEM	53,344	44,644	19%

Total net sales	$422,101	$329,568	28%

Net sales by product family:
Retail - Cordless	$110,065	$100,970	9%
Retail - Corded	74,036	71,632	3%
Retail - Video	61,353	47,984	28%
Retail - Audio	74,601	33,107	125%
Retail - Gaming	30,995	24,935	24%
Retail - Other	17,707	6,296	181%
OEM	53,344	44,644	19%

Total net sales	$422,101	$329,568	28%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams; audio includes speakers and headset products for the PC, mobile phone and mobile entertainment platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote control, digital pen and 3D input device offerings.

Continued growth in demand for the Company’s retail and OEM products increased net sales for the quarter ended September 30, 2005 compared with the same period last year. Retail sales growth was largely attributable to strong demand for Logitech’s audio product line and increased demand for video and console gaming products as well as Harmony remotes. OEM sales were higher as a result of growth in sales of corded mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended September 30, 2005. The Company believes that currency fluctuations did not have a material impact on its revenue during the three months ended September 30, 2005.

Retail Cordless. Sales of the Company’s retail cordless products in the quarter ended September 30, 2005 increased 9% compared with the same quarter in fiscal year 2005, and units sold increased 19%. New cordless optical and notebook mice products launched during the quarter generated a 28% increase in sales and a 33% increase in units sold. Cordless desktop sales partially offset this increase with a 4% decline, although units increased 6%. The decline reflects the phase-out of older cordless desktop offerings as the Company made room for new product launches which began at the end of the quarter.

Retail Corded. Sales of corded products in the second quarter of fiscal year 2006 increased 3% and units were 15% higher compared with the same period last year. Sales of corded mice increased 9% and units were up 19%, driven largely by the popularity of the MX518 gaming-grade optical mouse and the G5 laser mouse, targeted at the PC gaming segment. The increase was partially offset by a 16% decline in sales of corded keyboards although units sold increased 6%.

Retail Video. Retail video sales grew 28% and units increased 47% compared with the same quarter in fiscal year 2005. In addition to strong demand for lower-priced mass-market webcam products, the Company also achieved growth in the high end of the category, reflecting significant demand for the recently launched QuickCam Fusion webcam.

Retail Audio. Retail audio sales increased 125% and units were up 62% for the second quarter in fiscal year 2006. The Company’s speakers were the most significant contributors to this growth, with sales increasing by 95% and units increasing by 87%, reflecting continued strength in PC speakers as well as the initial success of the Company’s portable speakers for iPod introduced in March 2005. Sales of headsets, particularly PC headsets and wireless headphones for iPod and MP3, also contributed strongly, with sales more than doubling.

Retail Gaming. Retail gaming peripherals continued to experience strong demand, with sales up 24% and units increasing 58% compared with the same quarter in fiscal year 2005. The growth came entirely from sales of console gaming products, which increased 62% with units up 130%, reflecting strong demand for console steering wheels and the Playgear Pocket. Partially offsetting the increase in console gaming, sales of PC gaming peripherals declined 11% and units declined 2%.

Retail Other. Sales in the other retail category increased 181%, reflecting accelerating demand for the Company’s line of Harmony remotes.

Retail Regional Performance. Regionally, the Company’s Americas, Europe and Asia Pacific regions all delivered double-digit retail sales growth in the second quarter of fiscal year 2006 compared with the same quarter in fiscal year 2005. Retail sales in the Americas region grew 28%, driven by strong performance in the audio category and significant contributions from video and console gaming. In addition, the success of the Harmony remotes contributed to the Americas region’s growth. European retail sales increased 30%, also based on strong growth in audio, video and console gaming products. In Asia Pacific, retail sales grew by 31%, led by strong sales of corded products, particularly mice.

OEM. OEM revenues continued to grow in the second quarter of fiscal year 2006, with sales increasing 19% and units increasing 33% over fiscal year 2005. The increase was driven by strong growth in corded mice sales to PC manufacturers. The Company continues to pursue opportunities in other non-core OEM categories, including mobile headsets, remote controls and console gaming.

Gross Profit

Gross profit for the three months ended September 30, 2005 and 2004 was as follows (in thousands):

	Three months ended September 30,
	2005	2004	Change
Net sales	$422,101	$329,568	28%
Cost of goods sold	289,739	220,299	32%

Gross profit	$132,362	$109,269	21%

Gross margin	31.4%	33.2%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit reflects the increase in revenues during the second quarter of fiscal year 2006 compared with the same quarter in fiscal year 2005. The decline in the Company’s gross margin was primarily due to the shift in retail sales mix. The higher percentage of audio sales in the current quarter impacted gross margin because margins in this category, although improved from the same quarter in fiscal year 2005, are lower than the Company’s other core product categories. Lower gross margin for the quarter also reflects the launch of new retail products that incorporate advanced technology, which generates higher costs until volume and other cost improvements reduce the per-unit cost.

Operating Expenses

Operating expenses for the three months ended September 30, 2005 and 2004 were as follows (in thousands):

	Three months ended September 30,
	2005	2004	Change
Marketing and selling	$57,703	$49,233	17%
% of net sales	14%	15%
Research and development	21,491	17,503	23%
% of net sales	5%	5%
General and administrative	14,928	12,986	15%
% of net sales	4%	4%

Total operating expenses	$94,122	$79,722	18%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expense for the second quarter of fiscal year 2006 increased compared with the same quarter in fiscal year 2005, reflecting increased customer marketing development initiatives and higher personnel costs to support higher retail sales levels and expanded territorial coverage. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Higher headcount was the most significant contributor to the increase. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense for the second quarter of fiscal year 2006 increased primarily as a result of increased headcount to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation contributed to higher general and administrative expense compared with the second quarter of fiscal year 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income (Expense), Net

Interest income and expense for the three months ended September 30, 2005 and 2004 were as follows (in thousands):

	Three months ended September 30,
	2005	2004	Change
Interest income	$1,469	$ 647	127%
Interest expense	(776)	(872)	(11)%

Interest income (expense), net	$ 693	$(225)	408%

Interest income was higher for the first quarter of fiscal year 2006 due to higher invested cash balances and higher returns earned on invested amounts.

Other Income, Net

Other income and expense for the three months ended September 30, 2005 and 2004 were as follows (in thousands):

	Three months ended September 30,
	2005	2004	Change
Foreign currency exchange gains, net	$2,994	$ 939	219%
Other, net	209	314	(33)%

Other income, net	$3,203	$1,253	156%

The increase in other income, net for the three months ended September 30, 2005 compared with the same period in fiscal year 2005 was due to favorable fluctuations in exchange rates, primarily the Chinese yuan.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended September 30, 2005 and 2004 were as follows (dollars in thousands):

	Three months ended September 30,
	2005	2004
Provision for income taxes	$5,899	$4,586
Effective income tax rate	14%	15%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 14% in fiscal year 2006 from 15% in fiscal year 2005. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income. The effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in succeeding years and may vary from quarter to quarter.

Results of Operations

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Net Sales

Net sales by channel and product family for the six months ended September 30, 2005 and 2004 were as follows (in thousands):

	Six months ended September 30,
	2005	2004	Change %
Net sales by channel:
Retail	$653,069	$508,395	28%
OEM	103,734	87,767	18%

Total net sales	$756,803	$596,162	27%

Net sales by product family:
Retail - Cordless	$185,370	$177,650	4%
Retail - Corded	146,305	129,201	13%
Retail - Video	109,837	93,879	17%
Retail - Audio	129,397	54,606	137%
Retail - Gaming	51,584	41,184	25%
Retail - Other	30,576	11,875	157%
OEM	103,734	87,767	18%

Total net sales	$756,803	$596,162	27%

The Company’s net sales increased for the six months ended September 30, 2005 compared with the same period in fiscal year 2005, reflecting increased demand for both the Company’s retail and OEM products. The strong performance of Logitech’s audio products was augmented by increased demand in the video and console gaming categories, as well as for Harmony remotes. OEM sales increased as a result of growth in sales of mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar during the six months ended September 30, 2005. The Company believes that currency fluctuations did not have a material impact on its revenue during the six months ended September 30, 2005.

Retail Cordless. Sales for the Company’s retail cordless products increased 4% and units increased 11% compared with the same six-month period in the last fiscal year. The increase resulted from sales of cordless mice, which were up 21% in dollars and 20% in units, driven by the launch of new optical and notebook mice products. Lower cordless desktop sales, which declined 6% in dollars and 2% in units, partially offset the increase in cordless mice sales. The decline reflects the phase-out of older cordless desktop offerings as the Company makes room for new product launches which began at the end of the six-month period.

Retail Corded. Sales of corded products in the first six months of fiscal year 2006 increased 13% and units were 22% higher compared with fiscal year 2005. Sales of corded mice increased 16% and units were up 19%, driven largely by the popularity of the MX518 gaming-grade optical mouse and the G5 laser mouse, targeted at the PC gaming segment.

Retail Video. Retail video sales grew 17% and units increased 35% compared with the same six-month period in fiscal year 2005. The strong demand for the Company’s lower-priced mass-market webcam products caused unit shipments to increase at a higher rate than sales. In the latter part of the period, the Company achieved growth in the high end of the category, as a result of the recently launched QuickCam Fusion webcam.

Retail Audio. Retail audio sales increased 137% and units were up 69% for the six-month period as compared with the same period in the previous fiscal year. The Company’s speakers were the most significant contributors to this growth, with sales increasing 128% and units increasing 118%. Demand was strong across numerous price points and reflects the increasing popularity of the Company’s speaker products for enjoying digital music. Sales of headsets, particularly PC headsets and wireless headphones for iPod and MP3, also contributed strongly, with sales more than doubling.

Retail Gaming. Retail gaming peripherals experienced strong demand in the six-month period, with sales up 25% and units increasing 48% compared with the same period in fiscal year 2005. The growth came from sales of console gaming products which increased 70% with units up 138%, reflecting strong demand for console steering wheels and the Playgear Pocket. Partially offsetting the increase in console gaming, sales of PC gaming peripherals declined 12% and units declined 11%.

Retail Other. Sales in the other retail category increased 157% in the six months ended September 30, 2005 compared with the same period in fiscal year 2005, reflecting increased demand for the Company’s Harmony remotes.

Retail Regional Performance. In the first six months of fiscal year 2006, the Company’s Americas, Europe and Asia Pacific regions all delivered double-digit retail sales growth compared with the same period in fiscal year 2005. Retail sales in the Americas region grew 33%, driven by strong performance in the audio category and significant contributions from video and console gaming. In addition, the success of the Harmony remotes had a positive impact on the Americas region’s growth. Retail sales in Europe grew 26%, and similar to the Americas region, the growth was led by strong sales of audio products and a significant contribution from video. Retail sales in Asia Pacific increased 25%, led by strong sales of corded products, particularly mice and keyboards. During fiscal year 2005, the Company focused on growing and expanding its presence in China, including improving its distribution model, expanding its sales force in China and investing in marketing and product initiatives. These investments contributed to an improvement in sales in China during fiscal year 2006, compared with the lowered level of sales experienced in fiscal year 2005.

OEM. OEM revenues grew in the first six months of fiscal year 2006, after enduring declines in fiscal year 2005. Sales of OEM products increased 18% and units grew 24%, driven by strong growth in corded mice sales to PC manufacturers. Compared with the first six months of fiscal year 2005, sales of corded mice increased 26% and units were up 24%. The Company continues to pursue opportunities in other non-core OEM categories, including mobile headsets, remote controls and console gaming.

Gross Profit

Gross profit for the six months ended September 30, 2005 and 2004 was as follows (in thousands):

	Six months ended September 30,
	2005	2004	Change
Net sales	$756,803	$596,162	27%
Cost of goods sold	517,069	396,027	31%

Gross profit	$239,734	$200,135	20%

Gross margin	31.7%	33.6%

The increase in gross profit partially reflects the increase in revenues during the six months of fiscal year 2006 compared with the same period in fiscal year 2005. The decline in the Company’s gross margin is primarily due to the higher percentage of audio sales in fiscal year 2006, representing 17% of total net sales compared with 9% in the six months ended September 30, 2004. Margins in the audio category, although improved from the same period a year ago, are lower than the Company’s other core product categories. In addition, the launch of new retail products incorporating advanced technology, which generates higher costs until volume and other cost improvements reduce the per-unit cost, contributed to the lower gross margin in the first six months of fiscal year 2006.

Operating Expenses

Operating expenses for the six months ended September 30, 2005 and 2004 were as follows (in thousands):

	Six months ended September 30,
	2005	2004	Change
Marketing and selling	$103,996	$88,802	17%
% of net sales	14%	15%
Research and development	42,509	34,182	24%
% of net sales	6%	6%
General and administrative	29,762	26,028	14%
% of net sales	4%	4%

Total operating expenses	$176,267	$149,012	18%

Marketing and Selling

Marketing and selling expense for the first six months of fiscal year 2006 increased compared with the same period in fiscal year 2005, reflecting increased customer marketing development initiatives, advertising and higher personnel costs to support higher retail sales levels and expanded territorial coverage. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Higher headcount contributed most significantly to the increase. Investments in product development were focused on the Company’s cordless, audio and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc and Taiwanese dollar relative to the U.S. dollar, also contributed to the increase.

General and Administrative

General and administrative expense for the first six months of fiscal year 2006 increased primarily as a result of increased headcount to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation contributed to higher general and administrative expense compared with the same period in fiscal year 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase. The increases were offset by a decrease in legal expenses, which were higher in the first six months of fiscal year 2005 due to patent infringement claims inherited with the Company’s acquisition of Intrigue.

Interest Income (Expense), Net

Interest income and expense for the six months ended September 30, 2005 and 2004 were as follows (in thousands):

	Six months ended September 30,
	2005	2004	Change
Interest income	$2,979	$1,314	127%
Interest expense	(1,701)	(1,829)	(7)%

Interest income (expense), net	$1,278	$(515)	348%

Interest income was higher for the first quarter of fiscal year 2006 due to higher invested cash balances and higher returns earned on invested amounts.

Other Income, Net

Other income and expense for the six months ended September 30, 2005 and 2004 were as follows (in thousands):

	Six months ended September 30,
	2005	2004	Change
Foreign currency exchange gains, net	$3,198	$1,707	87%
Other, net	239	442	(46)%

Other income, net	$3,437	$2,149	60%

The increase in other income, net for the six months ended September 30, 2005 compared with a year ago was primarily due to favorable fluctuations in exchange rates in the second quarter, primarily the Chinese yuan.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the six months ended September 30, 2005 and 2004 were as follows (dollars in thousands):

	Six months ended September 30,
	2005	2004
Provision for income taxes	$9,548	$7,913
Effective income tax rate	14%	15%

A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 14% for fiscal year 2006 from 15% in fiscal year 2005. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income. The effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding years and may vary from quarter to quarter.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At September 30, 2005, net working capital was $365.0 million, compared with $452.7 million at March 31, 2005. The decrease in the Company’s working capital from March 31, 2005 was primarily due to the reclassification of the convertible debt obligation from long to short term. At September 30, 2005, the carrying amount of the convertible bonds, classified as short-term debt, was CHF 130.1 million ($100.7 million). On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with their terms. The redemption date is November 11, 2005. Bondholders may convert their bonds at any time prior to November 4, 2005 into Logitech registered shares, at the conversion price of CHF 31.20 per share ($24.14 based on exchange rates at September 30, 2005). As of November 4, 2005, bonds with an aggregate principal amount of CHF 170.0 million have been presented for conversion into approximately 5,448,693 Logitech registered shares. The Company is satisfying conversion requests by the delivery of treasury shares. A minimal amount of working capital will be used to pay for fractional shares and conversion expenses.

Cash and cash equivalents totaled $254.7 million at September 30, 2005, a decrease of $86.6 million from March 31, 2005. The decrease in cash during the six months ended September 30, 2005 was primarily due to $53.0 million used to repurchase shares under the Company’s share buyback program and $24.1 million used for capital expenditures, including investments for information system upgrades, construction of the new factory in Suzhou, China, and normal expenditures for tooling costs. Cash used in operations of $30.0 million during the six months ended September 30, 2005 also contributed to the decrease, offset by $25.7 million in proceeds from the sale of shares under the Company’s employee option and share purchase plans.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand, and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $58.7 million as of September 30, 2005. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. At September 30, 2005, $49.4 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for September 30, 2005 and 2004 (dollars in thousands):

	September 30, 2005		September 30, 2004
Accounts receivable, net	$297,418		$214,858
Inventories	$266,899		$194,665
Working capital	$365,034		$346,293
Days sales in accounts receivable (DSO) (1)	63 day	s	59 day	s
Inventory turnover (ITO) (2)	4.3	x	4.5	x
Net cash provided by (used in) operating activities	$ (30,021)		$ 31,954

(1)    DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.

(2)    ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities used cash of $30.0 million during the first six months of fiscal year 2006 compared with cash generated from operating activities of $32.0 million during the first six months of fiscal year 2005. The decrease was due to higher levels of accounts receivable and inventory at September 30, 2005. Accounts receivable increased to $297.4 million at September 30, 2005, compared with $214.9 million at September 30, 2004, because a significantly higher proportion of sales for the second quarter of fiscal year 2006 occurred in September 2005. For the same reason, DSO increased to 63 days during the second quarter of fiscal year 2006 from 59 days in the same period of fiscal year 2005. In addition, the Company increased its inventory levels, primarily finished goods, in anticipation of strong demand for its retail products in the next quarter. The increase in inventory levels resulted in lower inventory turns at September 30, 2005. Increases in accounts payable partially offset the higher inventory. Accounts payable increased $67.4 million to support the higher inventory levels, compared with $16.2 million during the first six months of fiscal year 2005.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the six months ended September 30, 2005 and 2004 (in thousands):

	Six months ended September 30,
	2005	2004
Purchases of property, plant and equipment	$(24,086)	$(18,328)
Acquisitions and investments, net of cash acquired	89	(30,357)

Net cash used in investing activities	$(23,997)	$(48,685)

The Company’s purchases of property, plant and equipment were principally for construction of the new factory in Suzhou, China, information system upgrades, and normal expenditures for tooling.

In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million during the six months ended September 30, 2004, acquiring all of Intrigue’s outstanding shares. Included in this amount are incremental expenses for acquisition-related transactions costs. Also, the Company made other equity investments of $0.6 million, primarily for funding in A4Vision, Inc., a privately-held company from which Logitech licenses face tracking software used in its PC webcams.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the six months ended September 30, 2005 and 2004 (in thousands except per share amounts):

	Six months ended September 30,
	2005	2004
Repayments of short and long-term debt	$ (73)	$ (4,463)
Purchases of treasury shares	(52,994)	(91,932)
Proceeds from sale of shares upon exercise of options and rights	25,672	13,300

Net cash used in financing activities	$(27,395)	$(83,095)

	Six months ended September 30,
	2005	2004
Number of treasury shares purchased	1,601	4,060
Average price per share	$(33.10)	$(22.64)

Cash used in financing activities during the six months ended September 30, 2005 included treasury stock repurchases of 1,601,000 shares, totaling $53.0 million pursuant to the Company’s buyback program announced in April 2004. Proceeds totaling $25.7 million were realized from the sale of shares under the Company’s employee option and share purchase plans during the first six months of fiscal year 2006.

During the six months ended September 30, 2004, the Company used cash to repurchase 4,060,000 shares (number of shares adjusted for the 2-for-1 stock split which occurred June 30, 2005) under the buyback program announced in April 2004 for $91.9 million. The Company also used $4.5 million of cash for the repayment of debt obligations primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $13.3 million were realized from the sale of shares under the Company’s employee option and share purchase plans during the six months ended September 30, 2004.

Cash Outlook

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s working capital requirements and capital expenditures could increase to support future expansion of operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash and other financing.

The Company has CHF 124.7 million aggregate principal amount of its 1% convertible bonds, with a carrying value of $100.7 million, outstanding at September 30, 2005. The bonds mature in June 2006. On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with their terms. The redemption date is November 11, 2005. Bondholders may convert their bonds at any time prior to November 4, 2005 into Logitech registered shares, at the conversion price of CHF 31.20 per share ($24.14 based on exchange rates at September 30, 2005). As of November 4, 2005, bonds with an aggregate principal amount of CHF 170.0 million have been presented for conversion into approximately 5,448,693 Logitech registered shares. The Company is satisfying conversion requests by the delivery of treasury shares. A minimal amount of working capital will be used to pay for fractional shares and conversion expenses.

In April 2004, the Company announced a buyback program authorizing the repurchase of up to CHF 250.0 million (approximately $200.0 million based on exchange rates at the date of announcement) of the Company’s registered shares. The program expires at the date of the Company’s 2006 Annual General Meeting at the latest. As of September 30, 2005, the Company had repurchased a total of 7,151,000 shares for approximately $187.5 million in open market transactions under this program.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300.0 million (approximately $235.0 million based on exchange rates on the date of announcement). The Company expects to begin the new share buyback program in November 2005, after the current share buyback program is completed and the required program approval is received from the Swiss Takeover Board.

The Company acquired Intrigue Technologies, Inc. (“Intrigue”), a privately-held provider of advanced remote controls, in May 2004. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during a revenue measurement period, which is any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with the net sales level in the revenue measurement period, up to 27% at the highest net sales level with higher percentages related to some lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at September 30, 2005 included: (i) borrowings outstanding on its convertible bonds, (ii) amounts drawn on its credit lines, (iii) equipment financed under capital leases, (iv) facilities leased under operating lease commitments, and (v) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At September 30, 2005, fixed purchase commitments for capital expenditures amounted to $10.2 million, primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At September 30, 2005, fixed purchase commitments for inventory amounted to $179.1 million. The Company also had other commitments totaling $1.8 million for consulting and other services, for participation in an investment partnership, and for marketing and advertising arrangements.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly vary. At September 30, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $2.1 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. At September 30, 2005, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our registered shares and American Depositary Shares (“ADS”).

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Fluctuations in currency exchange rates can produce an impact on our revenues and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our registered shares and ADSs.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. If technologies or standards that we adopt fail to gain widespread commercial acceptance, demand for such products could decline and our business could be adversely affected.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative new products and enhancements in a timely manner;

•	distinguish our products from those of our competitors;

•	obtain licenses or other rights relating to proprietary platforms developed by third parties, such as Playstation, Xbox or iPod.

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer.

Our gross margins can vary significantly depending on product mix and customers.

We have a diversified product portfolio of over 200 different personal peripherals for PCs and other digital platforms. We sell these products through a worldwide network of domestic and international distributors, retailers, and OEM customers. Our gross margins vary significantly by product line and customer type, as well as within product lines.

Variations in gross margins result from factors such as consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, and the complexity and functionality of new product innovations. When the mix of products sold shifts from higher margin product lines to lower margin product lines, our overall gross margin and our profitability may be adversely affected.

Similarly, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. Increases in OEM sales or decreases in retail sales relative to total gross sales may also negatively impact our gross margins.

The product and customer mix reflected in each period’s revenue can create fluctuations in operating results, which may cause volatility in the price of the registered shares and ADSs.

Production levels that do not match demand for our products could result in lost sales or lower gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of product demand. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between actual and forecasted demand in the past and expect differences to arise in the future. Such differences could result in the following:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase production levels rapidly enough to meet unexpected demand, and we could lose sales. For example, in the third quarter of fiscal year 2005 we were not able to fully meet greater than expected demand for certain retail products because we were unable to obtain related components in a timely manner.

•	If we rapidly increase our production levels to meet unanticipated customer demand, we could incur higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

Our OEM business could be adversely affected by consumer trends toward notebook computers.

Our OEM mice are sold with name-brand desktop PCs. Consequently, our OEM business is highly dependent on market trends for desktop PCs. A shift by consumers towards notebook products in recent periods has resulted in slower growth for desktop PCs. Our OEM revenues accounted for 14% and 15% of total revenues during the first six months of fiscal year 2006 and 2005. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

The European Union (“EU”) adopted the Waste Electrical and Electronic Equipment Directive (“WEEE”) in 2003, requiring producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered electrical and electronic products. EU member states were to enact national legislation implementing the WEEE Directive by August 2004, with producers becoming financially responsible for collection, recycling, treatment and disposal costs beginning in August 2005. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2006. Until sufficient national legislations are available for interpretation, it is not possible to accurately determine the financial impact of complying with the WEEE Directive.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the EU and the United States, even if we are not subject to regulations imposed by local governments. There is no assurance that such existing laws or future laws will not have a material adverse effect on us.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. The areas that are strained most by our growth include the following:

•	New Product Launch. As coordination of our product development, manufacturing, and distribution becomes increasingly complex, it places a strain on our ability to efficiently coordinate the launch of our products with adequate supply to meet anticipated customer demand, and effective marketing to stimulate demand and market acceptance. If we are unable to continue to scale and improve our product launch coordination, we could frustrate our customers, incur incremental costs to expedite delivery, and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. Forecasting customer demand, planning for production, and management of transportation and logistics also becomes increasingly complex during significant growth periods. If we are unable to continue to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales, or accumulate excess inventory.

•	Enterprise Resource Planning. We use enterprise resource planning software in the operation of our business and maintenance of business and financial data related to our daily operations. We are in the process of upgrading this software, and we anticipate transitioning to a new version at the beginning of fiscal year 2007. If we are unable to effectively implement the new software, we may be unable to timely or accurately process or access business and financial information stored on the system, which could adversely impact our daily operations and the timely reporting of financial results.

To manage the growth of our operations, we must continue to improve our transaction processing, operational and financial systems, and procedures and controls, to effectively manage the increased complexity. If we are unable to scale and improve these activities, we could experience delays in shipments of product, degradation in levels of customer support, lost sales, and increased inventory. These difficulties could adversely impact our operating results or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market. We continue to encounter aggressive price competition from our primary competitors and from less-established brands, and may choose to adjust prices to improve our competitive position.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video. Our main competitor in the U.S. for PC web cameras is Creative Labs, which offers a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming. Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. In addition, our cordless controllers for Microsoft XboxTM are competing against Microsoft corded controllers.

Audio. Competitors in audio devices vary by product line. In the PC and mobile entertainment platform speaker business, competitors include Altec Lansing, Creative Labs and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. In addition, with our mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom has an established market position in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls. With our acquisition of Intrigue Technologies in May 2004, we expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. The market for advanced remote controls is highly competitive, with many companies offering universal remote controls at price points similar to or lower than those of our Harmony remote offering. These companies include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed. If we do not compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on certain U.S. and European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. Recently we completed the construction and transition of manufacturing to our new Suzhou factory. Our Suzhou manufacturing operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Furthermore, governmental authorities in China exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the renminbi yuan (“RMB”), the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar. Immediately following the revaluation, the RMB appreciated 2% against the U.S. dollar. While the revaluation continues to limit the RMB to float within a narrow percentage band each day, we believe that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the RMB’s value. Significant future appreciation of the RMB could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity, and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy of product deliveries, which could harm our business and operating results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors and base metals used in our products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain inventory levels sufficient to meet our product demand. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or without adequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business, financial condition and operating results.

At various times, we have experienced fluctuations in component prices due to supply, demand, and price trends of certain markets. In particular, we continue to experience fluctuations in prices for petroleum-based materials. We have generally been able to minimize the impact of such price increases by managing inventory levels, increasing production efficiencies and negotiating competitive prices with our suppliers. While we will continue to implement such actions, price fluctuations could have an impact on the cost of our products during a particular period and could impact our gross margins.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses, and exposure to corruption;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Our business relies on access to patents and intellectual property obtained from third parties.

We are increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or the inability to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending and future lawsuits could adversely impact us.

We are currently involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. We believe these lawsuits and claims are without merit and intend to vigorously defend against them. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Further, because of technological changes in the computer and consumer electronics industries, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products or our business methods may unknowingly infringe existing patents of third parties. The Company has from time to time been notified that it may be infringing certain patents or other intellectual property rights of others. Pending and future litigation and disputes arising over patent infringement claims, or over commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our management and technical resources, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, lost revenue, loss of reputation, and significant warranty and other expense to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with the requirements of Section 404. As a result, we are committing substantial time and resources to evaluate and assess the effectiveness of our internal controls. During this process, we may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify significant deficiencies or material weaknesses that would require remediation.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk because it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Taiwanese dollar, Swiss franc (“CHF”), Japanese yen, Chinese renminbi yuan (“RMB”) and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at September 30, 2005. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan	$103,273	$ (9,388)	$11,475
U.S. dollar	Mexican peso	3,491	(317)	388
U.S. dollar	Japanese yen	5,036	(458)	560
U.S. dollar	Eurodollar	(817)	74	(91)
U.S. dollar	Swiss franc	(2,286)	208	(254)
U.S. dollar	Taiwanese dollar	(5,061)	460	(562)
Euro	Danish krone	805	(73)	89
Euro	British pound sterling	13,213	(1,201)	1,468
Euro	Swiss franc	2,177	(198)	242
Euro	Polish zloty	1,015	(92)	113
Euro	Swedish kroner	(800)	73	(89)

		$120,046	$(10,912)	$13,339

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar, immediately resulting in the RMB appreciating 2% against the U.S. dollar. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in RMB. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against potential significant appreciation of the RMB, the Company has transferred a portion of its cash investments to RMB accounts. At September 30, 2005, net assets held in RMB totaled $103.3 million. While the revaluation continues to limit the RMB to float within a narrow percentage band each day, the Company believes that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the RMB’s value.

The Company has CHF 124.7 million aggregate principal amount ($70.1 million based on exchange rates at the date of issuance) of its 1% convertible bonds outstanding as of September 30, 2005, which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At September 30, 2005, the carrying amount of the convertible bonds was CHF 130.1 million ($100.7 million), which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001, with an impact on the carrying amount of $26.4 million and accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $11.1 million. If the U.S. dollar weakened by 10% in comparison to the Swiss franc, a decrease of approximately $9.1 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, the Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. These forward contracts are denominated in the same currency as the underlying transactions. The Company does not use derivative financial instruments for trading or speculative purposes. As of September 30, 2005, the notional amount of foreign exchange forward contracts outstanding for forecasted inventory purchases was $45.2 million. These forward contracts generally mature within three months. Deferred realized gains totaled $0.4 million at September 30, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $6.0 million in our foreign exchange forward contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $3.1 million unrealized loss in our foreign exchange forward contract portfolio would have occurred.

Interest Rates

The interest rate on the Company’s convertible bonds is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to the bond obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the September 30, 2005 and March 31, 2005 period-end interest rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Recent Developments

On August 3, 2005, Logitech announced plans to recruit a new chief financial officer, in preparation for the retirement of Kristen Onken, the Company’s senior vice president of finance and chief financial officer. Ms. Onken, who joined Logitech in 1999, plans to lead the recruitment process and to remain with the Company until her successor has transitioned into the role.

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, and consultations regarding stock-based compensation, expatriate tax matters and Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of September 30, 2005 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer, and U.S. Representative

November 7, 2005